GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

1 December 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc:-

Notification of Major Interests in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc

EXEMPTION NO.
82 - 5204

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
GKN PLC	FRANKLIN RESOURCES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SHAREHOLDER NAMED IN 2	Bank of New York – 268,585 JP Morgan/Chase – 67,293,716 Citibank – 458,383 Clydesdale Bank plc – 2,533,630 DTC – 2,700 Euroclear – 18,727 HSBC Bank plc – 37,710 Mellon Bank – 2,598,875 Merrill Lynch Intl Ltd – 2,026,262 Northern Trust Company – 1,210,001 Royal Trust Corp of Canada – 5,505,199 State Street Nominees Limited – 5,415,818

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
NOT KNOWN	NOT KNOWN		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50P EACH	NOT KNOWN	30 NOVEMBER 2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
87,369,606	12.08%

14. Any additional information	15. Name of contact and telephone number for queries
INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 11% LEVEL	DAVID PAVEY – 01527 533295

16. Name and signature of authorised company official responsible for making this notification
DAVID PAVEY ASSISTANT COMPANY SECRETARY
Date of notification 1 DECEMBER 2004